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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bradesco Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, 32nd Floor
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paulo Faustino da Costa 212-688-8258
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED FEB 28 2005 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paulo Faustino da Costa, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of Bradesco Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ESTHER MARQUEZ
Notary Public, State of New York
No. 01MA6050844
Qualified in New York County
Commission Expires 11-13-06

Notary Public

Signature

Senior Managing Director & COO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BRADESCO SECURITIES, INC.

(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Table of Contents

KPMG

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report

The Board of Directors
Bradesco Securities, Inc.:

We have audited the accompanying statement of financial condition of Bradesco Securities, Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A., as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bradesco Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 1, 2005

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	531,598
Receivable from clearing organizations		97,745
Due from affiliates		2,174,153
Securities owned, at market value		19,925,114
Furniture, equipment and leasehold improvements net of accumulated depreciation of $68,097		9,506
Other assets		6,124
Total assets	$	22,744,240

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	385,334
Total liabilities		385,334
Commitments and contingent liabilities (note 4)		
Stockholder's equity:		
Common stock, $1 par value, 11,000 shares authorized, 11,000 shares issued and outstanding		11,000
Additional paid-in capital		21,989,000
Accumulated earnings		358,906
Total stockholder's equity		22,358,906
Total liabilities and stockholder's equity	$	22,744,240

See accompanying notes to statement of financial condition.

(1) Organization

Bradesco Securities Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a nonclearing member of the National Association of Security Dealers, Inc. The Company's business primarily consists of performing certain execution services for other affiliated companies of the Bank in transactions in the U.S. capital markets.

The accompanying financial statements have been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had operated as an unaffiliated company (see note 3).

(2) Summary of Significant Accounting Policies

Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, the Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis.

Securities and Securities Transactions

Securities owned, representing US dollar denominated Euro Bonds, are valued at market value.

Receivable from clearing organizations includes certain deposits and amounts receivable from clearing organizations relating to commissions, and are recorded on the statements of financial condition.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided for using the straight-line method based on the estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the terms of the respective lease.

Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both

assets and liabilities recognized and not recognized in the statements of financial condition. Virtually all of the Company's financial instruments, are carried at, or approximate, fair value.

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Transactions with Related Parties

During the normal course of business, Banco Bradesco S.A. New York Branch (the Branch), together with affiliated companies, provide and account for a majority of the Company's business activities.

At December 31, 2004, cash and due from affiliates included in the accompanying statement of financial condition consist of deposits and operating accounts with the Branch and amounted to $5,363 and $2,174,153, respectively.

(4) Commitments and Contingent Liabilities

At December 31, 2004, future payments for overhead and other expense under a contract with the Branch, and expiring in 2006 were as follows:

		Amount
Year ending December 31:		
2005	$	36,000
2006		36,000
Total	$	72,000

(5) Securities Owned

As of December 31, 2004, the Company has investment in Euro Bonds denominated in US dollars of $19,925,114 stated in market value, with maturities from February 1, 2007 to July 2, 2013. These investments are held by the custodian bank Banco Bradesco Grand Cayman.

(6) Furniture, Equipment and Leasehold Improvements

The Company's furniture, equipment and leasehold improvements at December 31, 2004 are summarized as follows:

Furniture	$	20,449
Equipment		36,310
Leasehold improvements		20,843
		77,602
Less: accumulated depreciation and amortization		(68,097)
	$	9,506

(7) Income Tax

The Company has net deferred tax liability of $312,015 as of December 31, 2004, mainly due to the temporary difference related to the unrealized gain on securities owned, which is partially offset by the NOL carryforward.

The components of the net deferred tax liabilities at December 31, 2004 are summarized as below:

Deferred tax assets:		
Depreciation and amortization	$	9,841
Capital loss		53,302
AMT credit		6,312
NOL		34,076
		103,531
Deferred tax liabilities:		
Unrealized gain on securities owned		(415,546)
Net deferred tax liabilities	$	(312,015)

(8) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.